Stantec

Interim Financial Statements
Mark this box if you would like to receive Interim Financial Statements by mail.

2008 Financial Review
Mark this box if you would like to receive the Annual Financial Statements and Management's Discussion and Analysis by mail.

Rather than receiving the Interim Financial Statements or the 2008 Financial Review by mail, you may choose to access them at www.stantec.com. Under securities regulations, shareholders may elect annually to receive Stantec Inc.'s Interim Financial Statements and 2008 Financial Review by mail by completing and returning this card, or by registering online at www.computershare.com/mailinglist. If you do not return this card or register online, you will not receive the Interim Financial Statements or the 2008 Financial Review by mail.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Name

Apt. Street Number Street Name

City Prov. / State Postal Code / Zip Code

SEKQ 9NITE

SEKQ.BEN_IA_NPE.E.5186.PULLS/000001/000001/i

9NITE03

Place Stamp Here

Computershare
100 University Ave. 9th Floor
Toronto ON M5J 2Y1